UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVEXIS, INC.
(Name of Subject Company)

AVEXIS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

05366U100
(CUSIP Number of Class of Securities)

Michael B. Johannesen
Senior Vice President, General Counsel and Chief Compliance Officer
AveXis, Inc.
2275 Half Day Rd, Suite 200
Bannockburn, Illinois 60015
 (847) 572-8280
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Cravath, Swaine& Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2018 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”)  by AveXis, Inc., a Delaware corporation (“AveXis”). The Schedule 14D-9 relates to the cash tender offer by Novartis AM Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 17, 2018, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of AveXis (the “Shares”) at a purchase price of $218.00 per Share (such price, as it may be increased pursuant to the Merger Agreement, the “Offer Price”), net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Cautionary Statement Regarding Forward-Looking Statements”, as set forth below:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 Midnight, New York City time, at the end of the day of Monday, May 14, 2018 (such date and time, the “Expiration Time”). The American Stock Transfer and Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), has advised Parent and  Purchaser that, as of the Expiration Time, a total of 30,368,057 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 82.48% of the Shares outstanding as of the Expiration Time. In addition, the Depositary has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 1,058,258 additional Shares, representing approximately 2.87% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Time, Purchaser irrevocably accepted for payment all Shares tendered and not properly withdrawn pursuant to the Offer.

As a result of its acceptance for payment of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of AveXis. Parent and Purchaser expect to complete the acquisition of AveXis on May 15, 2018 by consummating the Merger pursuant to the Merger Agreement without a vote of the AveXis stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares owned by Parent, Purchaser, AveXis or any subsidiary of Parent or AveXis or by any AveXis stockholders who properly demanded and perfected their appraisal rights under the DGCL) will be converted into the right to receive $218.00 in cash, without interest and subject to any tax withholding.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of AveXis’ reporting obligations under the Exchange Act as promptly as practicable.”

Item 9. Exhibits

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following Exhibit:

Exhibit
No.	Description

(a)(5)(J)	Press Release issued by Novartis AG on May 15, 2018, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AVEXIS, INC.

	By:	/s/ Sean P. Nolan
Name: Sean P. Nolan
Title: President and Chief Executive Officer
Dated: May 15, 2018